UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
SEC FILE NUMBER 333-131857

		NOTIFICATION OF LATE FILING					CUSIP NUMBER 53226K 102

(Check one):		☒ Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form 10-D	☐Form N-SAR
☐Form N-CSR
		For Period Ended:	December 31, 2007
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Lightspace Corporation
Full Name of Registrant

Former Name if Applicable
529 Main Street, Suite 330
Address of Principal Executive Office (Street and Number)
Boston, Massachusetts 02129
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Our annual report on Form 10-K for the year ended December 31, 2007 could not be filed within the prescribed time period because of two recent developments that could not be eliminated by Lightspace without unreasonable effort or expense. The first development involved a lawsuit filed against the Company on March 21, 2008 and second development involved resignation of two of our three directors on the March 27, 2008. While we have been assessing and dealing with the reporting and financial implications, we could not finalize our filing prior to the March 31, 2008 deadline.

Lightspace is a small company with limited resources available to dedicate to the preparation of this annual report on Form 10-K. These developments put a tremendous strain on our scarce resources and diverted our attention towards assessing their implications in terms of both the reporting issues as well as the financial issues.

PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gary Florindo, CEO	617	868-1700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company continued to experience losses in the year ended December 31, 2007.

Additionally at March 28, 2008, the company’s cash balance was approximately $36,000. These factors, amongst others, indicate that there is substantial doubt that the Company will continue as a going concern, and we may need additional capital to fund the operating losses and the increases to inventory and accounts receivable to support forecasted sales growth.

Lightspace Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008	By:/s/ Gary Florindo Gary Florindo, Chief Executive Officer